April 18, 2013

Via EDGAR

John Cannarella

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	John B. Sanfilippo & Son, Inc.

Form 10-K for the Fiscal Year Ended June 28, 2012

Filed August 30, 2012

Definitive Proxy on Schedule 14A

Filed September 13, 2012

File No. 0-19681

Dear Mr. Cannarella,

On behalf of John B. Sanfilippo & Son, Inc. (the “Company”), I would like to advise you that the Company is in receipt of the comment letter dated April 11, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission relating to the above referenced documents.

This letter confirms your conversation with Matthew Kopp of Jenner & Block LLP on Thursday, April 18, 2013, during which you agreed that the Company could have an extension of ten additional business days in responding to the Comment Letter, so that the response is due no later than May 9, 2013. The Company requested an extension in order to provide a more thorough response to the Comment Letter due to scheduling conflicts with the Company’s senior management, auditor and legal counsel.

Please do not hesitate to contact me at (847) 214-4509 if you have any questions regarding the foregoing or would like further information.

Sincerely,

/s/ Michael Valentine

Michael Valentine

Chief Financial Officer

cc:	Colleen Harrison – PricewaterhouseCoopers LLP

Jerry Burgdoerfer – Jenner & Block LLP

H. Roger Schwall – Securities and Exchange Commission